ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

January 23, 2003

03003528

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is the Financial Calendar 2003 of Flughafen Wien A.G., which has been published by the Company since our last submission of January 16, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

JKG/ejm
Enclosure

SEC MAIL PROCESSING
RECEIVED
JAN 29 2003
WASH. D.C. 165 SECTION

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Financial Calendar 2003

Vienna International Airport

	publication
Traffic Results 2002	January 16, 2003
Traffic Results January 2003	February 13, 2003
Traffic Results February 2003	March 13, 2003
Annual results 2002	April 3, 2003
Traffic Results March 2003	April 10, 2003
Annual General Meeting	April 24, 2003 / 10:00
Deduction of dividends (Ex-day)	April 29, 2003
Traffic Results April 2003	May 15, 2003
First quarter 2003	May 15, 2003
Traffic Results May 2003	June 12, 2003
Traffic Results June 2003	July 15, 2003
Traffic Results July 2003	August 14, 2003
First six months 2003	August 28, 2003
Traffic Results August 2003	September 11, 2003
Traffic Results September 2003	October 16, 2003
Traffic Results October 2003	November 13, 2003
First three quarters 2003	November 13, 2003
Traffic Results November 2003	December 11, 2003